August 18, 2009

Via EDGAR and Facsimile to (703) 813-6985

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, DC 20549

Attn:	Kevin L. Vaughn, Accounting Branch Chief
Tara Harkins, Staff Accountant

Re:	Varian, Inc.
Form 10-K for the Fiscal Year Ended October 3, 2008
Filed November 26, 2008
File No. 000-25393

Ladies and Gentlemen:

Varian, Inc. (the “Company”) submits this letter in response to comments received by letter dated August 17, 2009 from the Staff of the Securities and Exchange Commission.

Each of the Staff’s comments is set forth below. The Company’s response follows each comment.

Form 10-K for the Year Ended October 3, 2008

Note 2. Summary of Significant Accounting Policies, page F-7

-Revenue Recognition, page F-7

1.	We note your disclosures related to you deferring gross profit related to certain transactions under your revenue recognition policy. Please revise your disclosures here or in MD&A in future filings to disclose the gross amounts of deferred revenue and deferred costs that comprise the net amount presented on the balance sheet.

Varian, Inc. Response: The Staff’s comment is duly noted, and we will comply with the request in our future filings.

U.S. Securities and Exchange Commission

August 18, 2009

-Goodwill and Intangible Assets, page F-9

2.	Please revise this note in future filings to disclose your accounting policy relating to your annual goodwill impairment tests. Discuss how you apply the two-step method outlined in FASB Accounting Standards Codification 350-20-35-4 through 350-20-35-19 to identify potential goodwill impairment and to measure the amount of goodwill impairment loss to be recognized (if any). In this regard, to the extent material to an understanding of your goodwill assets and the related impairment testing, consider adding disclosure here or in MD&A in future filings to disclose the number of reporting units you have identified, the valuation methodologies used to value goodwill, qualitative and quantitative disclosures of the material assumptions used, a sensitivity analysis of those assumptions based upon reasonably likely changes and any changes in your methodologies or assumptions relating to your goodwill impairment evaluation.

Varian, Inc. Response: The Staff’s comments are duly noted, and we will comply with the request in our future filings.

*  *  *  *

As instructed, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have questions regarding the foregoing responses to the Staff’s comments.

Sincerely,

/S/ G. EDWARD MCCLAMMY
G. Edward McClammy Senior Vice President and Chief Financial Officer